SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: August 16, 2006

ELTEK Ltd.

Amnon Shemer, CFO

+972-3-9395023

amnons@eltek.co.il

Eltek Announces Record Second-Quarter 2006 Financial Results with 338% Net Income Growth and 27% Revenue Growth

—	Quarterly revenues rise 27% year-over-year to $9.7 million on strong organic growth
—	Quarterly EPS up 360% to $ 0.06 per fully diluted share
—	Quarterly net income rises 338% to $ 456,000 - seventh consecutive quarter of profitability

PETACH-TIKVA, Israel, August 16, 2006 (BUSINESS WIRE) – Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, today announced its financial results for the second quarter of 2006.

Second – Quarter 2006 Financial Highlights:

– Revenues of $ 9.7 million, up 27%.

– Quarterly operating income of $ 563,000, up 126%

– Quarterly net income up 338% to $ 456,000, or $ 0.06 per fully diluted share

– EBITDA of $ 1.2 million in Q2 2006 compared to EBITDA of $ 917,000 in Q2 2005

Eltek reported revenues for the three months ended June 30, 2006 of NIS 43.1 million ($ 9.7 million) compared with NIS 33.8 million ($ 7.6 million) for the second quarter of 2005. The increase in revenues is attributed to obtaining new customers and new projects with existing customers, along with increased sales for existing projects.

Net income for the second quarter totalled NIS 2.0 million ($ 456,000), or $ 0.06 per fully diluted share compared with net income of NIS 461,000 ($ 103,000), or $ 0.01 per fully diluted share for the same quarter in 2005. The second quarter of 2006 was the Company’s seventh consecutive quarter of profitability.

First Six Months 2006 Financial Highlights:

– Revenues of $ 19.5 million, up 27%.

– Six months operating income of $ 1.4 million, up 140%

– Six months net income up 275% to $ 1.1 million, or $ 0.16 per fully diluted share

– EBITDA of $ 2.6 million in compared to EBITDA of $ 1.9 million in 2005

Revenues for the six-month period ended June 30, 2006, were NIS 86.4 million ($ 19.5 million) compared with revenues of NIS 68.2 million ($ 15.4 million) for the comparable period in 2005.

Net income for the six-month period ended June 30, 2006 was NIS 4.9 million ($ 1.1 million), or $ 0.16 per fully diluted share, compared with a net income of NIS 1.3 million ($ 292 thousand) or $ 0.04 per fully diluted share for the same period in 2005.

In the second quarter of 2006, Eltek had EBITDA of $ 1.2 million compared to EBITDA of $917,000 in the second quarter of 2005. In the first six months of 2006, Eltek had EBITDA of $ 2.6 million compared with EBITDA of $ 1.9 million in the same period in 2005.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP.

Arieh Reichart, President and Chief Executive Officer of Eltek, commented: “Eltek continues to deliver increasing quarterly sales and earnings, and we managed to accelerate our overall growth rate in a quarter that traditionally has the least number of working days.”

“During the last part of the second quarter and into Q3, we have made further progress towards ramping up the incremental revenue contribution of our emerging U.S. flex – rigid PCB activity. An example is win we previously announced with a major U.S. industrial company for the serial production of flex – rigid PCBs “ he concluded.

Amnon Shemer, CFO of Eltek commented: “We delivered the best second quarter in Eltek’s history and we grew our quarterly operating and net income by 126% and 338%, respectively, from the corresponding quarter in 2005. We managed to increase our net income although we faced two major challenges: an increase in raw material costs arising from the increase in oil and metal prices world-wide, and a devaluation of the U.S. dollar against the NIS resulting in our receiving less NIS for each dollar nominated sales.”

“With expansion of high – end production capacity proceeding on schedule, we are well prepared to meet the ramp-up in demand for our flex-rigid PCBs. These incremental higher margin revenue streams will play a significant role in our overall progress towards reaching new levels of revenue, net income and cash flows” he concluded.

About the Company

Eltek is Israel’s leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products.. For more information, visit Eltek’s World Wide Web site at www.eltekglobal.com.

ELTEK LTD.
Consolidated Statements of Operations
(In thousands, except per share data)

			Convenience translation			Convenience Translation
Reported amounts	Six months ended June 30,			Three months ended June 30,
	2005 (Unaudited) NIS	2006 (Unaudited) NIS	2006 (Unaudited) U.S. $	2005 (Unaudited) NIS	2006 (Unaudited) NIS	2006 (Unaudited) U.S. $

Revenues	68,237	86,445	19,469	33,842	43,080	9,703
Costs of revenues	(55,829)	(68,671)	(15,466)	(27,746)	(34,714)	(7,818)

Gross profit	12,408	17,774	4,003	6,096	8,366	1,885

Research and development, net	(351)	(308)	(69)	(160)	(151)	(34)
Selling, general and administrative
expenses	(9,205)	(11,320)	(2,549)	(4,686)	(5,721)	(1,288)
Amortization of goodwill	(300)	-	-	(148)	-

Operating income	2,552	6,146	1,384	1,102	2,494	563

Financial expenses, net	(1,380)	(1,260)	(284)	(766)	(501)	(113)

Income before other expenses, net	1,172	4,886	1,100	336	1,993	450

Other income (expenses), net	(24)	31	7	(13)	41	9

Income before taxes on income	1,148	4,917	1,107	323	2,034	459
Taxes on income	-	-	-	-	-	-

Income after taxes on income	1,148	4,917	1,107	323	2,034	459

Minority share in subsidiary's net
results	152	(36)	(8)	138	(14)	(3)

Net income for the period	1,300	4,881	1,099	461	2,020	456

Basic earnings per 1 ordinary share	*0.23	0.87	0.20	*0.08	0.36	0.08

Dluted earnings per 1 ordinary share	*0.19	0.70	0.16	*0.06	0.28	0.06

Weighted average share capital used to
compute basic net earnings per share (in
thousands)	*5,547	5,611	5,611	*5,603	5,614	5,614

Weighted average share capital used to
compute diluted net earnings per share
(in thousands)	*6,949	7,023	7,023	*7,006	7,021	7,021

* The implementation of Israeli Accounting standard no. 21 regarding earnings per share, requires restatement of comparative data, in accordance with the new standard.

Eltek Ltd.
Consolidated Condensed Balance Sheets
(In thousands)

				Convenience Translation
	December 31,	June 30,		June 30,
Reported amounts	2005 (Audited) NIS	2005 (Unaudited) NIS	2006 (Unaudited) NIS	2006 (Unaudited) U.S. $

Assets

Current assets
Cash and cash equivalents	4,274	2,309	6,119	1,378
Receivables: Trade	23,835	25,249	31,958	7,198
Other	1,158	1,174	1,267	285
Inventories	13,633	13,788	16,393	3,692
Prepaid expenses	563	1,200	1,707	384

Total current assets	43,463	43,720	57,444	12,937

Deferred taxes	753	708	723	163

Property and equipment, net	31,569	27,155	32,334	7,282

Goodwill	4,656	4,084	3,871	872

Total assets	80,441	75,667	94,372	21,254

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current
maturities of long-term debts	19,589	18,830	16,139	3,635
Trade payables	23,577	19,338	26,241	5,911
Other liabilities and accrued
expenses	11,083	11,317	12,193	2,746

Total current liabilities	54,249	49,485	54,573	12,292

Long- term liabilities
Long term debt, excluding current
maturities	6,687	3,815	8,237	1,855
Employee severance benefits	1,048	1,131	694	156

Total liabilities	61,984	54,431	63,504	14,303

Minority interests	1,900	1,636	1,676	376

Convertible note	1,566	1,720	1,844	415

Shareholder's equity
Ordinary shares, NIS 0.6 par value
Authorized 50,000,000 shares,
issued and outstanding 5,602,511 shares at
June 30, 2005 and 5,491,711 shares
at June 30, 2004 and at December
31, 2004	29,698	29,765	29,778	6,707
Additional paid in capital	52,500	54,553	54,981	12,383
Capital reserves related to loans
from controlling shareholders	10,010	10,010	10,010	2,255
Cumulative foreign currency
translation adjustments	2,574	2,043	2,229	502
Capital reserve	6,685	6,685	6,685	1,506
Accumulated deficit	(86,476)	(85,176)	(76,335)	(17,193)

Total shareholder's equity	14,991	17,880	27,348	6,160

Total liabilities and shareholders'
equity	80,441	75,667	94,372	21,254

Non-GAAP Earnings Reconcilliations	Six Months ended June 30,			Three Months ended June 30,
	2005 (Unaudited) NIS	2006 (Unaudited) NIS	2006 (Unaudited) U.S. $	2005 (Unaudited) NIS	2006 (Unaudited) NIS	2006 (Unaudited) U.S. $

GAAP net income	1,300	4,881	1,099	461	2,020	456
Add back items:

Financial expenses, net	1,380	1,260	284	766	501	113

Tax benefit	-	-	-	-	-	-

Amortization of goodwill	300	-	-	148	-	-

Depreciation	5,587	5,218	1,174	2,699	2,615	589

Adjusted EBITDA	8,567	11,359	2,557	4,074	5,136	1,158